Exhibit 12 UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES For the Three Months ended March 31, 2004 (Dollars in Thousands)

EARNINGS
Income before income taxes and minority interest	$23,005
Add (Deduct):
Earnings on Equity Method	(14,287)
Distributions from Unconsolidated Entities	3,541
Minority interest in income of majority-owned subsidiaries that do not
have fixed charges	(3,231)

$9,028
Add fixed charges:
Consolidated interest expense	$19,896
Deferred debt amortization expense	419
Interest Portion (1/3) of Consolidated Rent Expense	5,474

$34,817

FIXED CHARGES
Consolidated interest expense	$19,896
Deferred debt amortization expense	419
Interest Portion (1/3) of Consolidated Rent Expense	5,474

$25,789

RATIO OF EARNINGS TO FIXED CHARGES	1.35